Exhibit 99.1

Press Release

VNET Announces US$250 Million Investment from Blackstone

BEIJING, January 28, 2022 – VNET Group, Inc. (Nasdaq: VNET) (“VNET” or the “Company”), a leading carrier- and cloud-neutral Internet data center services provider in China, today announced that funds managed by Blackstone Tactical Opportunities (NYSE: BX) (“Blackstone”), the world’s largest alternative investment firm, have agreed to make an investment in VNET by purchasing US$250 million of convertible notes (the “Notes”). The Notes have a term of five years and carry interest at 2% per annum.

Josh Chen, Founder and Executive Chairman of VNET, said, “Over the last two years, we have accelerated the growth of our data center footprint in high-demand locations across China’s tier-1 cities. Blackstone’s investment provides us with the capital to take advantage of a robust pipeline of attractive development projects that support our hyperscale and enterprise customers. We look forward to building on this partnership with Blackstone.”

Jasvinder Khaira, a Senior Managing Director in the Tactical Opportunities Group of Blackstone, said, “Under the leadership of Josh and the management team, VNET has become one of the top data center operators in China with a strong operating track record. Data centers and the ongoing migration to the cloud are two of Blackstone’s highest conviction themes globally and we believe VNET plays an important role in the buildout of China’s digital new infrastructure.”

The Notes are convertible into the Company’s American depositary shares (“ADSs”), each representing six Class A ordinary shares, at US$11.00 per ADS, representing a premium of 35% to the latest closing price of US$8.14 per ADS. The transaction is subject to customary closing conditions and the closing is expected to take place in early February.

The Notes have been offered in offshore transactions outside the US pursuant under Regulation S of the Securities Act of 1933, as amended (the “Securities Act”). The Notes, any ADSs deliverable upon conversion of the Notes and the Class A ordinary shares represented thereby have not been registered under the Securities Act or the securities laws of any other place and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral Internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security and speed of its customers' internet infrastructure. Customers may locate their servers and equipment in VNET's data centers and connect to China's internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 6,000 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

About Blackstone

Blackstone is the world’s largest alternative investment firm. We seek to create positive economic impact and long-term value for our investors, the companies we invest in, and the communities in which we work. We do this by using extraordinary people and flexible capital to help companies solve problems. Our $881 billion in assets under management include investment vehicles focused on private equity, real estate, public debt and equity, infrastructure, life sciences, growth equity, opportunistic, non-investment grade credit, real assets and secondary funds, all on a global basis. Further information is available atwww.blackstone.com. Follow Blackstone on Twitter @Blackstone.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “target,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as VNET’s strategic and operational plans contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VNET’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: VNET’s goals and strategies; VNET’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, VNET’s services; VNET’s expectations regarding keeping and strengthening its relationships with customers; VNET’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET’s reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact

Xinyuan Liu

Tel: +86 10 8456 2121

Email: ir@vnet.com